

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2014

Via E-mail
Mr. Stephen B. Hughes
Chairman and Chief Executive Officer
Boulder Brands, Inc.
115 West Century Boulevard, Suite 260
Paramus, New Jersey 07652

>   **Re: Boulder Brands, Inc.**
>   **Form 10-K for the Fiscal Year ended December 31, 2012**
>   **Filed February 28, 2013**
>   **Response Letter dated December 17, 2013**
>   **File No. 001-33595**

Dear Mr. Hughes:

We have reviewed your filing and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Financial Statements

Note 18 - Segment Information, page F-28

1.   We note your response to prior comment two indicating that you believe your present segment disclosures adequately reflect revenues based on similar product groups, having considered the guidance related to operating segment aggregation in FASB ASC 280-10-50-11 and determining that products within each segment have similar marketing strategies, distribution methods, classes of customers, degrees of risk, and opportunities for growth. However, we note that you have made various references to different growth rates, revenue trends, and profitability for product groups in public disclosures based on similarity in the nature of the products, including premium spreads and butter; bakery;

grocery; and milk. We would like to better understand your process of operating segment identification and aggregation and therefore ask that you address the following points:

- Submit a schedule listing the operating segments you have identified based on the definition in FASB ASC 280-10-50-1; including all operating segments which have been aggregated in preparing the amounts disclosed for your reportable segments.

- Submit the analysis that you performed in concluding that aggregation is appropriate for each operating segment under all criteria in FASB ASC 280-10-50-11, including the criteria of being consistent with the objectives and basic principles set forth in FASB ASC 280-10-10-1; clarify how you determined that providing more detailed segment disclosure would detract from these objectives if this is your view.

- Submit a copy of the information package provided to your CODM covering all business activities and operating results for the quarter ended September 30, 2013 and the year ended December 31, 2012, plus any additional reports upon which the CODM may have relied upon in making resource allocation decisions and assessing performance. Please explain your rationale in identifying the CODM as an individual rather than a group if others are responsible for resource allocation by brand or according to the nature of the products; it should be clear how your approach is consistent with FASB ASC 280-10-50-5 through 280-10-50-9.

- Submit a copy of all information provided to your board of directors covering business activities and operating results for the quarter ended September 30, 2013 and the year ended December 31, 2012, which was not also provided to your CODM, and explain how your identification of operating segments has properly considered this information in accordance with FASB ASC 280-10-50-6.

- Submit an organizational chart that shows your internal financial reporting structure identifying your officers and managers and others who are responsible for the brands and product lines that comprise your principal business operations.

You may contact Joseph Klinko at (202) 551-3824 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief